UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D/A

Under the Securities Exchange Act of 1934
(Amendment No. 16)*

Nautilus, Inc.
(Name of Issuer)
Common Stock, No Par Value
(Title of Class of Securities)
63910B102
(CUSIP Number)
Michael L. Zuppone, Esq.
Paul, Hastings, Janofsky & Walker LLP
75 East 55th Street
New York, New York 10022
(212) 318-6906
(Name, Address and Telephone Number of Person Authorized to
Receive Notices and Communications)
May 27, 2011
(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.	63910B102

1	NAMES OF REPORTING PERSONS Sherborne Investors LP

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
	(a) ☐
	(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)

	OO

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

	Delaware

	7	SOLE VOTING POWER

NUMBER OF		0

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		0

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		0

WITH	10	SHARED DISPOSITIVE POWER

		0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

	0

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

	0%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

	PN

Page 2 of 13 Pages

CUSIP No.	63910B102

1	NAMES OF REPORTING PERSONS Sherborne Investors GP, LLC

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
	(a) ☐
	(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)

	OO

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

	Delaware

	7	SOLE VOTING POWER

NUMBER OF		0

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		0

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		0

WITH	10	SHARED DISPOSITIVE POWER

		0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

	0

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

	0%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

	OO

Page 3 of 13 Pages

CUSIP No.	63910B102

1	NAMES OF REPORTING PERSONS Sherborne Investors Management LP

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
	(a) ☐
	(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)

	OO

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

	Delaware

	7	SOLE VOTING POWER

NUMBER OF		0

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		0

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		0

WITH	10	SHARED DISPOSITIVE POWER

		0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

	0

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

	0%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

	PN

Page 4 of 13 Pages

CUSIP No.	63910B102

1	NAMES OF REPORTING PERSONS Sherborne Investors Management GP, LLC

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
	(a) ☐
	(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)

	OO

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

	Delaware

	7	SOLE VOTING POWER

NUMBER OF		0

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		0

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		0

WITH	10	SHARED DISPOSITIVE POWER

		0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

	0

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

	0%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

	OO

Page 5 of 13 Pages

CUSIP No.	63910B102

1	NAMES OF REPORTING PERSONS Sherborne Strategic Fund A, LLC

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
	(a) ☐
	(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)

	OO

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

	Delaware

	7	SOLE VOTING POWER

NUMBER OF		0

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		0

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		0

WITH	10	SHARED DISPOSITIVE POWER

		0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

	0

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

	0%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

	OO

Page 6 of 13 Pages

CUSIP No.	63910B102

1	NAMES OF REPORTING PERSONS Sherborne Strategic Fund B, LLC

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
	(a) ☐
	(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)

	OO

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

	Delaware

	7	SOLE VOTING POWER

NUMBER OF		0

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		0

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		0

WITH	10	SHARED DISPOSITIVE POWER

		0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

	0

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

	0%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

	OO

Page 7 of 13 Pages

CUSIP No.	63910B102

1	NAMES OF REPORTING PERSONS Nottingham Investors LLC

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
	(a) ☐
	(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)

	OO

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

	Delaware

	7	SOLE VOTING POWER

NUMBER OF		0

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		0

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		0

WITH	10	SHARED DISPOSITIVE POWER

		0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

	0

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

	0%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

	OO

Page 8 of 13 Pages

CUSIP No.	63910B102
Explanatory Note: This Amendment No. 16 (this “Amendment”) to Schedule 13D is filed by the Reporting Persons (as defined below in this Explanatory Note) pursuant to Rule 13d-2(a) under the Securities Exchange Act of 1934, as amended. This Amendment amends and supplements the Schedule 13D filed with the U.S. Securities and Exchange Commission (the “Commission”) on July 26, 2007 (the “Initial 13D”) as amended and supplemented by:
•	Amendment 1 to the Initial 13D filed with the Commission on July 31, 2007,
•	Amendment 2 to the Initial 13D filed with the Commission on August 24, 2007,
•	Amendment 3 to the Initial 13D filed with the Commission on September 4, 2007,
•	Amendment 4 to the Initial 13D filed with the Commission on September 14, 2007,
•	Amendment 5 to the Initial 13D filed with the Commission on September 21, 2007,
•	Amendment 6 to the Initial 13D filed with the Commission on October 9, 2007,
•	Amendment 7 to the Initial 13D filed with the Commission on October 17, 2007,
•	Amendment 8 to the Initial 13D filed with the Commission on October 19, 2007,
•	Amendment 9 to the Initial 13D filed with the Commission on January 2, 2008,
•	Amendment 10 to the Initial 13D filed with the Commission on March 3, 2008,
•	Amendment 11 to the Initial 13D filed with the Commission on March 27, 2008,
•	Amendment 12 to the Initial 13D filed with the Commission on November 14, 2008,
•	Amendment 13 to the Initial 13D filed with the Commission on November 25, 2008,
•	Amendment 14 to the Initial 13D filed with the Commission on August 17, 2010, and
•	Amendment 15 to the Initial 13D filed with the Commission on September 8, 2010 and relates to the common stock, no par value (“Shares”) of Nautilus, Inc., a Washington corporation (the “Issuer”).
The Reporting Persons are:
(i)	Sherborne Investors LP, a Delaware limited partnership and managing member of each of the Funds (as defined below) (“Managing Member” or “Sherborne Investors”);
(ii)	Sherborne Investors GP, LLC, a Delaware limited liability company and general partner of the Managing Member (“Sherborne Investors GP”);

Page 9 of 13 Pages

CUSIP No.	63910B102
(iii)	Sherborne Investors Management LP, a Delaware limited partnership and investment manager to the Funds (“Sherborne Management”);
(iv)	Sherborne Investors Management GP, LLC, a Delaware limited liability company and general partner of Sherborne Management (“Sherborne Management GP”);
(v)	Sherborne Strategic Fund A, LLC, a Delaware limited liability company (“Strategic Fund A”);
(vi)	Sherborne Strategic Fund B, LLC, a Delaware limited liability company (“Strategic Fund B”); and
(vii)	Nottingham Investors LLC, a Delaware limited liability company (“Nottingham” and, together with Strategic Fund A and Strategic Fund B, the “Funds”).
Item 4. Purpose of Transaction.
Item 4 is amended and supplemented as follows:
On May 26, 2011, (i) Mr. Bramson, a managing member of Sherborne Investors GP and Sherborne Management GP, resigned as Chairman and Chief Executive Officer of the Issuer and (ii) Craig McKibben, a managing director of Sherborne Investors GP and Sherborne Management GP, resigned from the board of directors of the Issuer. In connection with these resignations, on May 26, 2011, the Issuer announced that its board of directors had named Bruce M. Cazenave as Chief Executive Officer of the Issuer and M. Carl Johnson III had been elected Non-Executive Chairman of the Issuer’s board of directors.
In addition to the Distribution disclosed in Item 5 hereof, the Funds intend to make a pro rata distribution to their respective investors of the Issuer’s Increasing Rate Senior Discount Notes due December 31, 2012 with an aggregate principal amount at maturity of $6,096,996.21.
Item 5. Interest in Securities of the Issuer.
Items 5 (a) and (b) are amended and restated in their entirety as follows:
The Reporting Persons are not the direct or indirect beneficial owners of and have no sole or shared direct or indirect power to vote and dispose of any Shares.
The information set forth in Rows 7 through 13 of the cover page hereto for each of the Reporting Persons is incorporated herein by reference.

Page 10 of 13 Pages

CUSIP No.	63910B102
Item 5 (c) is amended in its entirety as follows:
On May 27, 2011, the Funds made a pro rata distribution of all the Shares they beneficially owned to their respective investors (the “Distribution”). As a result, the Funds no longer beneficially own any Shares. Other than the Distribution, no Reporting Person, nor any member or managing director of Sherborne Investors GP or Sherborne Management GP, has effected any transactions in the Shares in the past 60 days.
Item 5 (e) is amended and restated in its entirety as follows:
As the result of the Distribution, as of May 27, 2011, the Reporting Persons ceased to be the beneficial owners of more than 5% of the outstanding Shares.

Page 11 of 13 Pages

CUSIP No.	63910B102
SIGNATURES
After reasonable inquiry and to the best of its knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.
Dated: May 31, 2011

SHERBORNE INVESTORS LP

By:	SHERBORNE INVESTORS GP, LLC, its general partner

	By:	/s/ Craig L. McKibben

Name: Craig L. McKibben
Title: Managing Director

SHERBORNE INVESTORS GP, LLC

By:	/s/ Craig L. McKibben

Name: Craig L. McKibben
Title: Managing Director

SHERBORNE INVESTORS MANAGEMENT LP

By:	SHERBORNE INVESTORS MANAGEMENT GP, LLC, its general partner

	By:	/s/ Craig L. McKibben

Name: Craig L. McKibben
Title: Managing Director

SHERBORNE INVESTORS MANAGEMENT GP, LLC

By:	/s/ Craig L. McKibben

Name: Craig L. McKibben
Title: Managing Director

Page 12 of 13 Pages

CUSIP No.	63910B102

SHERBORNE STRATEGIC FUND A, LLC

By:	SHERBORNE INVESTORS LP, its managing member

	By:	SHERBORNE INVESTORS GP, LLC, its general partner

	By:	/s/ Craig L. McKibben

Name: Craig L. McKibben
Title: Managing Director

SHERBORNE STRATEGIC FUND B, LLC

By:	SHERBORNE INVESTORS LP, its managing member

	By:	SHERBORNE INVESTORS GP, LLC, its general partner

	By:	/s/ Craig L. McKibben

Name: Craig L. McKibben
Title: Managing Director

NOTTINGHAM INVESTORS LLC

By:	SHERBORNE INVESTORS LP, its managing member

	By:	SHERBORNE INVESTORS GP, LLC, its general partner

	By:	/s/ Craig L. McKibben

Name: Craig L. McKibben
Title: Managing Director

Page 13 of 13 Pages